Mediabistro Inc.

50 Washington Street

9th Floor

Suite 912

Norwalk, Connecticut 06854

July 25, 2014

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Ms. Mara L. Ransom

Re:	Mediabistro Inc. Item 4.01 Form 8-K Filed on June 12, 2014 File No. 001-35998

Ladies and Gentlemen:

In connection with responding to comments of the Staff of the Securities and Exchange Commission with respect of the above-captioned filing as set forth in your letter of June 17, 2014, Mediabistro hereby acknowledges that:

•	Mediabistro is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Mediabistro may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MEDIABISTRO INC.

By: /s/ Alan M. Meckler
Alan M. Meckler
Chief Executive Officer